Exhibit 99.1

NQ Mobile Announces Annual General Meeting Results

BEIJING and DALLAS, December 27, 2012—NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced the results of the Company’s annual general meeting of shareholders held in Hong Kong on December 27, 2012.

At the meeting, shareholders approved and ratified the appointment of Mr. Omar Khan, Mr. William Li and Mr. Xiuming Tao as directors of the Company, as previously approved by the Company’s board of directors and effective as of May 3, 2012. The Company’s shareholders also ratified the changes in the composition of the audit committee and compensation committee of the Company’s board of directors: (a) the appointment of Mr. William Li as a member of the audit committee, replacing Mr. Xu Zhou, who will remain on the board, and (b) the appointment of Mr. Xiuming Tao as a member of the compensation committee, replacing Mr. Weiguo Zhao, who retired as a director, as such changes were previously approved by the Company’s board of directors and effective as of May 3, 2012.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email:	investors@nq.com
Phone:	+852 3975 2853